Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

June 23, 2025

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Medicus Pharma Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed June 13, 2025
File No. 001-42408

Ladies and Gentlemen:

On behalf of Medicus Pharma Ltd. (the "Company"), we acknowledge receipt of the letter from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated June 20, 2025 (the "Comment Letter"), with respect to the Company's Preliminary Proxy Statement on Schedule 14A, File No. 001-42408, filed with the Commission on June 13, 2025 (the "Proxy Statement").

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Proxy Statement ("Amendment No. 1"), which reflects changes made in response to the Comment Letter, and certain other updates. For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in bold, italicized text.

Preliminary Proxy Statement on Schedule 14A

Proposal 5 - Share Consolidation or Share Split, page 31

1. We note that Proposal 5 is seeking shareholder approval of a special resolution that would authorize the Board of Directors to approve a consolidation or share split of the Company's Common Shares "at a consolidation or share split ratio...to be determined by the Board in its sole discretion". Please revise here and throughout your preliminary proxy statement to disclose a possible range of the potential consolidation ratio, or advise.

Response: The Company acknowledges the Staff's comment. The Company advises the Staff that the Company is no longer seeking shareholder approval of a special resolution that would authorize the Board of Directors to approve a consolidation or share split of the Company's Common Shares. The Company has revised the Proxy Statement throughout to reflect the fact that Proposal 5 in the Proxy Statement has been removed from Amendment No. 1 and that Proposal 6 in the Proxy Statement has been renumbered as Proposal 5 in Amendment No. 1.

June 23 2025

2. Please revise your disclosure to provide further details about the reasons for the potential consolidation or share split including, but not limited to, the intended goals of a consolidation or share split and why such actions would be necessary or desirable in furtherance of the Company's business objectives or capital raising activities.

Response: Please see the Company's response to Comment 1 above. The Company advises the Staff that as a result of the removal of Proposal 5 in the Proxy Statement the disclosure discussed in this Comment does not appear in Amendment No. 1.

Certain Risks Associated with the Share Reorganization, page 31

3. Please revise your disclosure to include relevant risks associated with a potential share consolidation. Such risks may include that a consolidation may decrease the liquidity of your common stock, may not increase the price of your common stock in the long term, and that it may cause you to fall out of compliance with the Nasdaq Continued Listing Standards, if true.

Response: Please see the Company's response to Comment 1 above. The Company advises the Staff that as a result of the removal of Proposal 5 in the Proxy Statement the disclosure discussed in this Comment does not appear in Amendment No. 1.

June 23 2025

We appreciate the Staff's assistance in reviewing this response letter and the Proxy Statement. Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, to the undersigned at (212) 373-3434.

Very truly yours,

/s/ Christopher J. Cummings

Christopher J. Cummings

cc: Laura Crotty

 Joshua Gorsky

 Securities and Exchange Commission

 Raza Bokhari, MD

 Medicus Pharma Ltd.

 Aaron Sonshine

 Bennett Jones LLP